UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-39151

EHANG HOLDINGS LIMITED

Building C, Yixiang Technology Park

No.72 Nanxiang Second Road, Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Management Change of EHang Holdings Limited (“EHang” or the “Company”)

Mr. Edward Huaxiang Xu, Chief Strategy Officer (“CSO”) of the Company, had delivered his notice of resignation to the Company. Mr. Xu resigned for personal reasons and his resignation will become effective on July 29, 2022. Mr. Xu’s resignation did not result from any disagreement with the Company. Mr. Huazhi Hu, EHang’s Founder, Chairman of the Board and Chief Executive Officer, will fulfill the responsibilities of CSO, commencing upon the effectiveness of Mr. Xu’s resignation. The Company would like to thank Mr. Xu for his service and wish him all the best in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ Huazhi Hu
Name:	Huazhi Hu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: July 22, 2022